Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
("Sibanye-Stillwater","the Company" and/or "the Group")

Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709

Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

Website: www.sibanyestillwater.com

MARKET RELEASE

Dealings in securities by Executive Directors, Associate and Prescribed Officer

Johannesburg, 29 November 2023: Sibanye-Stillwater, (Tickers JSE: SSW and NYSE: SBSW) in compliance with paragraphs 3.63 to 3.74 of the JSE Limited Listings Requirements, discloses the following:

Name	**CE Carter**
Position	Chief Regional Officer Americas
Company	Sibanye-Stillwater Limited
Nature of interest	Direct and Beneficial
Nature of transaction	On market purchase of ADRs
Transaction Date	24 November 2023
Number of ADRs	25 000
Class of Security	ADRs
Market Price	US$4,33
Total Value	US$108 250

Name	**NJ Froneman**
Position	Chief Executive Officer and Executive Director
Company	Sibanye-Stillwater Limited
Nature of interest	Direct and Beneficial
Nature of transaction	On market purchase of ADR
Transaction Date	27 November 2023
Number of shares	163 455
Class of Security	ADRs
Market price	US$4,42
Total Value	US$722 471

Name	**C Keyter**
Position	Chief Financial Officer and Executive Director
Company	Sibanye Stillwater Limited
Nature of interest	Direct and Beneficial
Nature of transaction	On market purchase of ordinary shares
Transaction Date	29 November 2023
Number of Shares	150 000
Class of Security	Ordinary shares
Market Price	R21,72
Total Value	R3 258 000

Name	**M Keyter**
Position	Associate to the Chief Financial Officer
Company	Sibanye-Stillwater Limited
Nature of interest	Direct and Beneficial
Nature of transaction	On market purchase of ordinary shares
Transaction Date	29 November 2023
Number of shares	10 000
Class of Security	Ordinary shares
Market price	R21,50
Total Value	R215 000

In terms of paragraph 3.66 of the Listings Requirements, the necessary clearance to deal in the above securities has been obtained.

Ends.

About Sibanye-Stillwater

Sibanye-Stillwater is a multinational mining and metals processing group with a diverse portfolio of operations, projects and investments across five continents. The Group is also one of the foremost global recyclers of PGM autocatalysts and has interests in leading mine tailings retreatment operations.

Sibanye-Stillwater has established itself as one of the world's largest primary producers of platinum, palladium, and rhodium and is a top tier gold producer. It also produces and refines iridium and ruthenium, nickel, chrome, copper and cobalt. The Group has recently begun to diversify its asset portfolio into battery metals mining and processing and increase its presence in the circular economy by growing its recycling and tailings reprocessing exposure globally. For more information refer to www.sibanyestillwater.com.

Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted
Executive Vice President: Investor Relations and Corporate Affairs
Tel: +27 (0) 83 453 4014
Website: www.sibanyestillwater.com
LinkedIn: https://www.linkedin.com/company/sibanye-stillwater
Facebook: https://www.facebook.com/SibanyeStillwater
YouTube: https://www.youtube.com/@sibanyestillwater/videos
X: https://twitter.com/SIBSTILL

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited